Exhibit 99.1

COMMENCEMENT OF COAL SALES TO SECOND CUSTOMER

•	Paringa has commenced shipping coal to its second customer OVEC-IKEC, with coal procured by AEP on behalf of OVEC-IKEC

•	AEP is OVEC-IKEC’s major shareholder and one of the largest electric energy companies in the U.S. with a market capitalisation of ~US$46 billion

•	Paringa has also received regulatory approval to alter the underground cable bolting pattern required for roof control activities, reducing the amount of supplemental support (cable bolts)

•	The revised cable bolting pattern is anticipated to have a positive impact on both tons mined and cost by reducing roof bolting times and cable bolt spend

•	Approximately 5.8 Mt of supply capacity has recently been taken out of Paringa’s target market in western Kentucky, further consolidating supply in the region

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) is pleased to provide an update on activities at the Poplar Grove mine in western Kentucky.

The Company has commenced coal sales to Indiana-Kentucky Electric Corporation, a wholly owned subsidiary of Ohio Valley Electric Corporation (“OVEC-IKEC”). Coal is procured by American Electric Power (“AEP”) on behalf of OVEC-IKEC. AEP is OVEC-IKEC’s major shareholder and one of the largest electric energy companies in the U.S. with a market capitalization of ~US$46 billion.

The Company continues to ramp up sales to its cornerstone customer Louisville Gas and Electric Company and Kentucky Utilities Company (“LG&E and KU”), with August shipping rates to LG&E and KU of approximately 700 Ktpa on an annualized basis.

Paringa maintains a strong pipeline of forward sales, with ~100% of 2019, ~75% of 2020 and ~50% of the next 5 years’ production pre-sold. Paringa is making progress with a wide range of customers for additional coal sales contracts for deliveries from 2020 onwards.

Additionally, Paringa has received regulatory approval to alter the underground cable bolting pattern required for roof control activities, reducing the amount of supplemental support (cable bolts) required when mining in the Mains. This is anticipated to have a positive impact on both tons mined and cost by reducing roof bolting times and cable bolt spend.

Approximately 5.8 Mt of supply capacity has recently been taken out of Paringa’s target market in western Kentucky. Alliance Resource Partners acquired and then shut down the Pennyrile Mine (~1.3 Mtpa capacity) in September and closed the high-cost Dotiki mine (~4.5 Mtpa capacity) in August.

Consolidation in the western Kentucky market is positive for Paringa, which is now the only significant independent supplier of coal outside of Alliance Resource Partners and Murray Energy Corporation.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Figure 1: Barge loading at Paringa’s Ainsworth Dock on the Green River

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated September 18, 2019 entitled ‘Capital Raising Presentation’, June 13, 2019 entitled ‘Company Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.